Exhibit (a)(1)(xiii)

Media Contact:	Gil Nielsen VP, IDT Corporate Communications (973) 438-3553	Investor Contacts:	Mary Jennings Director, Investor Relations (973) 438-3124

IDT CORPORATION ANNOUNCES THAT IT WILL WAIVE 90% CONDITION

TO THE TENDER OFFER FOR SHARES OF NET2PHONE COMMON STOCK

Newark, N.J., December 20, 2005 – IDT Corporation (NYSE:IDT, IDT.C) today announced that it will waive the 90% condition to the offer previously announced by NTOP Acquisition, Inc., a wholly owned subsidiary of IDT, to purchase all outstanding shares of common stock of Net2Phone, Inc. (NASDAQ: NTOP) not beneficially owned by IDT. It had been a condition to the offer that IDT shall beneficially own at least 90% of the shares of Net2Phone common stock outstanding following the consummation of the offer.

All other terms and conditions of the offer remain the same, as set forth in the tender offer materials disseminated by IDT. In particular, the offer is subject to the non-waivable condition that it be accepted by holders of a majority of the outstanding shares of common stock of Net2Phone not owned by IDT and its affiliates. If the offer is consummated, as promptly as practicable after the expiration of the subsequent offering period, IDT will take all action within its control to effect a merger of Net2Phone with NTOP Acquisition in which all remaining holders of Net2Phone common stock will receive the same consideration for their shares as the holders who tendered their shares received in the offer. Because IDT is no longer conditioning the offer on the 90% condition, it is possible that IDT will not be able to effect a short form merger with Net2Phone following consummation of the offer, and IDT could face obstacles in its efforts to effect the merger. In all circumstances, however, IDT is committed to consummating the backend merger, and will explore all options necessary to do so.

IDT has engaged Wachovia Bank, N.A. to act as depositary in connection with the tender offer. Questions and requests for documentation in connection with the tender offer may be directed to D.F. King & Co., Inc., the information agent for the tender offer, at (800) 290-6429.

This press release is intended for informational purposes only and is not an offer to buy, a solicitation of an offer to sell or a recommendation to sell any shares of Net2Phone common stock. The solicitation of offers to sell shares of Net2Phone common stock is made pursuant to a tender offer statement on Schedule TO and an Offer to Purchase and related materials filed with the SEC by IDT, NTOP Acquisition and Messrs. Howard S. Jonas, Chairman of the IDT Board of Directors, and James A. Courter, Chief Executive Officer and a director of IDT. Messrs. Jonas and Courter may be deemed to be participants in the offer and the merger pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, as amended, because they are members of the board of directors of Net2Phone.

Net2Phone stockholders are urged to read the tender offer statement on Schedule TO, as it has been amended including Amendment No. 4, the Offer to Purchase, Net2Phone’s Solicitation/Recommendation Statement on Schedule 14D-9, as it has been amended, and other relevant documents filed with the SEC because they contain important information. Investors can obtain the tender offer statement and other publicly filed documents without charge from the website maintained by the SEC at www.sec.gov. Investors can also obtain the tender offer statement and related documents from IDT without charge by directing a request to IDT Corporation, 520 Broad Street, Newark, New Jersey, Attention: Investor Relations, Telephone: (973) 438-1000. A copy of this press release will be available on IDT’s website at www.idt.net in the “About IDT” Press Releases section.

IDT, through its IDT Telecom subsidiary, is a facilities-based, multinational carrier that provides a broad range of telecommunications services to retail and wholesale customers worldwide. IDT Telecom, by means of its own international telecommunications backbone and fiber optic network infrastructure, provides its customers with integrated and competitively priced international and domestic long distance and domestic all-distance telephony and prepaid calling cards. IDT Entertainment is the IDT subsidiary that is focused on developing, acquiring, producing and distributing computer-generated and traditionally animated productions and other productions for the film, broadcast and direct-to-consumer markets. IDT Capital is the IDT division principally responsible for IDT’s initiatives in radio broadcasting, brochure distribution and new technologies. Net2Phone, Inc., a subsidiary of IDT Corporation, is a provider of high-quality global retail Voice over IP services and offers a fully outsourced cable telephony service to cable operators allowing cable operators to provide residential phone service to their subscribers. IDT Corporation’s Class B Common Stock and Common Stock trade on the New York Stock Exchange under the ticker symbols “IDT” and “IDT.C,” respectively.

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